UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GS FINANCIAL CORP.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class Securities)

362274 10 2

(CUSIP Number)

J. Brennan Ryan, Esq.
Nelson Mullins Riley & Scarborough LLP
Atlantic Station
201 17th Street NW / Suite 1700
Atlanta, Georgia 30363
404-322-6218

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 362274 10 2                                                                                                                       Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON Donald C. Scott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,169
	8	SHARED VOTING POWER 700
	9	SOLE DISPOSITIVE POWER 66,169
	10	SHARED DISPOSITIVE POWER 700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,869
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% based on 1,276,141 shares outstanding as of March 27, 2009
14	TYPE OF REPORTING PERSON IN

Cusip No. 362274 10 2                                                                                                                       Page 3 of 8 Pages

1	NAMES OF REPORTING PERSON Riggs Qualified Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,221
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,221
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% based on 1,276,141 shares outstanding as of March 27, 2009
14	TYPE OF REPORTING PERSON OO

Cusip No. 362274 10 2                                                                                                                       Page 4 of 8 Pages

1	NAMES OF REPORTING PERSON Philip J. Timyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS [PF]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER 17,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% based on 1,276,141 shares outstanding as of March 27, 2009
14	TYPE OF REPORTING PERSON IN

Cusip No. 362274 10 2                                                                                                                       Page 5 of 8 Pages

1	NAMES OF REPORTING PERSON FJ Capital Long/Short Equity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,700
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,700
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% based on 1,276,141 shares outstanding as of March 27, 2009
14	TYPE OF REPORTING PERSON PN

Cusip No. 362274 10 2                                                                                                                       Page 6 of 8 Pages

1	NAMES OF REPORTING PERSON Martin S. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,452
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,452
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% based on 1,276,141 shares outstanding as of March 27, 2009
14	TYPE OF REPORTING PERSON IN

Cusip No. 362274 10 2                                                                                                                       Page 7 of 8 Pages

EXPLANATORY NOTE

This amendment number one (“Amendment No. 1”) amends the Schedule 13D previously filed on February 23, 2009 (the “Schedule”) on behalf of Donald C. Scott, Riggs Qualified Partners, LLC, Philip J. Timyan, FJ Capital Long/Short Equity Fund LLC and Martin S. Friedman (collectively, the “Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of common stock, par value $0.01 per share (“Common Stock”) of GS Financial Corp. (the “Company”). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 1 speaks only as of its date. The Schedule is amended only to the extent set forth herein.

Item 4. Purpose of Transaction.

The Reporting Persons originally formed their group on February 19, 2009, for the purpose of nominating three alternate members to the Company’s Board of Directors. On April 3, 2009, the Reporting Persons agreed to withdraw their nominations of three directors to serve on the Company’s Board of Directors. Accordingly, the Reporting Persons have disbanded their group and will no longer operate as a group in furtherance of the purpose set forth under the Schedule.

On April 3, 2009, the Company and its wholly owned subsidiary, Guaranty Savings Bank (the “Bank”), entered into a Shareholder Agreement (the “Agreement”) with Riggs Qualified Partners, LLC, Philip J. Timyan, FJ Capital Long/Short Equity Fund LLC and Martin S. Friedman (collectively, the “Shareholders” and, individually, each a “Shareholder”) pursuant to which the Shareholders and Mr. Donald C. Scott agreed to withdraw their nominations of three directors to serve on the Company’s Board of Directors. Mr. Scott was not a party to the Agreement. The Agreement is included as an exhibit hereto and is incorporated herein by reference.

Under the terms of the Agreement, the Company and the Bank, appointed Mr. Martin S. Friedman to serve as a director of the Company, and the Company has agreed to elect him as a director of the Bank, in each case for a two-year term expiring in 2011. Mr. Friedman also has been appointed to the Company’s Audit Committee and Compensation Committee. The Agreement also provides, among other things, that the Shareholders will not propose or seek to effect a merger or sale of the Company, propose or support any nominee for election as a director to the Company’s Board other than those recommended by the Board, initiate litigation against the Company, solicit proxies in opposition to any recommendations or proposals of the Company’s Board of Directors or seek to exercise any control or influence over the Company’s management, other than Mr. Friedman in his capacity as a director. The Shareholders also have agreed not to make any statements that reflect negatively on the Company or the Bank.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

On April 3, 2009, the Shareholders entered into the Agreement, as described above in Item 4 pursuant to which Mr. Friedman has been appointed to serve as a director of the Company, and the Company has agreed to elect him as a director of the Bank. For further information, please refer to the Agreement, incorporated by reference and filed as an exhibit hereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 1     Letter to the Company dated February 19, 2009, declaring Mr. Scott’s, Mr. Timyan’s and Mr. Friedman’s intention to propose themselves as alternative directors for election at the 2009 Annual Meeting.*

Exhibit 2     Joint Filing Agreement dated February 19, 2009, signed by each of the Reporting Persons in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Persons.*

Exhibit 3     Shareholder Agreement, dated April 3, 2009.

* Previously filed on Schedule 13D, filed on February 23, 2009.

Cusip No. 362274 10 2                                                                                                                       Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2009	By: /s/ Donald C. Scott
Donald C. Scott

Riggs Qualified Partners, LLC

Dated: April 7, 2009	By: /s/ Philip J. Timyan
Name: Philip J. Timyan
Its: Managing Member

Dated: April 7, 2009	By: /s/ Philip J. Timyan
Philip J. Timyan

FJ Capital Long Short Equity Fund LLC

Dated: April 7, 2009	By: /s/ Martin S. Friedman
Name: Martin S. Friedman
Its: Managing Member

Dated: April 7, 2009	By: /s/ Martin S. Friedman
Martin S. Friedman

Exhibit 3

SHAREHOLDER AGREEMENT

     This Agreement ("Agreement") dated the 3rd day of April 2009, is made by and among Riggs Qualified Partners, LLC, Philip J. Timyan, FJ Capital Long/Short Equity Fund LLC and Martin S. Friedman (collectively the "Shareholders" and individually each a "Shareholder"), and GS Financial Corp. (the "Company") and Guaranty Savings Bank (the "Bank").

RECITALS

     WHEREAS, the Company, the Bank and the Shareholders have agreed that it is in their mutual interests to enter into this Agreement as hereinafter described.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the parties hereto mutually agree as follows:

     1.     Representations and Warranties of the Shareholders. The Shareholders hereby represent and warrant to the Company and the Bank as follows:

(a)     The Shareholders have beneficial ownership of an aggregate amount of 198,223 shares of the Company's common stock ("Common Stock"), except with respect to 17,850 shares held by RAM T., LP to which Mr. Timyan claims dispositive power, but not the power to vote, and have full and complete authority to enter into this Agreement and to bind the entire number of shares of the capital stock of the Company in which they have a beneficial ownership interest to the terms of this Agreement, and this Agreement constitutes a valid and binding agreement of the Shareholders;

(b)     The Shareholders have full power and authority to enter into and perform their obligations under this Agreement, and the execution and delivery of this Agreement by the Shareholders have been duly authorized by the principals of the Shareholders. This Agreement constitutes a valid and binding obligation of each of the Shareholders, and the performance of its terms shall not constitute a violation of any limited partnership agreement, operating agreement, bylaws, or any agreement or instrument to which the Shareholders or any Shareholder is a party;

(c)     There are no other persons who, by reason of their personal, business, professional or other arrangement with the Shareholders or any Shareholder, have agreed, in writing or orally, explicitly or implicitly, to take any action on behalf of or in lieu of the Shareholders or any Shareholder that would be prohibited by this Agreement; and

(d)     There are no arrangements, agreements or understandings between the Shareholders or any Shareholder and the Company and the Bank other than as set forth in this Agreement.

     2.     Representations and Warranties of the Company and the Bank. The Company and the Bank hereby represent and warrant to the Shareholders as follows:

(a)     The Company and the Bank have full power and authority to enter into and perform their obligations under this Agreement, and the execution and delivery of this Agreement by the Company and the Bank have been duly authorized by the Boards of Directors of the Company and the Bank and requires no other Board of Directors or shareholder action. This Agreement constitutes a valid and binding obligation of the Company and the Bank, and the performance of its terms does not constitute a violation of the Articles of Incorporation or Bylaws of the Company and the Charter and Bylaws of the Bank; and

(b)     There are no arrangements, agreements or understandings between the Company, the Bank and the Shareholders or any Shareholder, other than as set forth in this Agreement.

     3.     Covenants.

(a)     During the term of this Agreement, the Company and the Bank covenant and agree as follows:

          (i)     Company Directorship. In connection with the approval of this Agreement, no later than the date the Company's proxy materials for the 2009 Annual Meeting of Shareholders are first mailed, the Company shall take all required action to appoint Martin S. Friedman to the class of directors of the Company for a two-year term expiring in 2011;

          (ii)     Bank Directorship. The Company as the sole shareholder of the Bank shall elect Mr. Friedman at the Bank's 2009 Annual Meeting of Shareholders to the Board of Directors for a two-year term expiring at the Bank's annual meeting in 2011;

          (iii)     Committees. For so long as Mr. Friedman is a member of the Boards of Directors of the Company and the Bank, the Boards of Directors will appoint Mr. Friedman to the Audit Committee and the Compensation Committee; and

          (iv)     Compensation and Benefits. Mr. Friedman shall be entitled to receive the compensation and benefits available to directors of the Company and the Bank.

(b)     During the term of this Agreement, the Shareholders and each Shareholder individually covenant and agree as follows:

          (i)     Withdrawal of Notice of Intent to Nominate Three Directors and Schedule 13D Amendment. Promptly upon the execution and delivery of this Agreement and the nomination of Mr. Friedman to serve as a member of the Boards of Directors of the Company and the Bank, the Shareholders shall take all necessary action to withdraw their letters of intent to nominate three directors dated February 19, 2009 and March 10, 2009, including the execution and delivery of the form of letter agreement attached hereto as Appendix A by and among the Shareholders and Mr. Donald C. Scott (the "Letter Agreement"); and shall amend the Schedule 13D on file with the Securities and Exchange Commission to reflect their withdrawal of the nominations and the execution of the Letter Agreement, which Schedule 13D amendment shall be subject to the prior review and comment of the Company;

          (ii)     Nominations or Shareholder Proposals. Neither the Shareholders nor any Shareholder individually will initiate, propose or submit any shareholder proposal to the Company, nor encourage or otherwise solicit or induce or attempt to induce any other person to initiate, propose or submit any shareholder proposal to the Company, unless such action is supported by a majority of the Company's Board of Directors. Neither the Shareholders nor any Shareholder individually will seek election to, or seek to place a representative or other affiliate or nominee on, or induce or attempt to induce or encourage any other person to nominate one or more persons to the Company's Board of Directors (other than with respect to the nomination of Mr. Friedman) or seek removal of any member of the Company's Board of Directors unless such action is supported by a majority of the Company's Board of Directors. Neither the Shareholders nor any Shareholder individually will:

a.     (A) join with or assist any person or entity, directly or indirectly, in opposing, or make any statement in opposition to, any proposal or director nomination submitted by the Company's Board of Directors to a vote of the Company's shareholders, or (B) join with or assist any person or entity, directly or indirectly, in supporting or endorsing (including supporting, requesting or joining in any request for a meeting of shareholders in connection with), or make any statement in favor of, any proposal submitted to a vote of the Company's shareholders that is opposed by the Company's Board of Directors; or

b.     vote for any nominee or nominees for election to the Board of Directors of the Company other than those nominated or supported by the Company's Board of Directors or consent to become a nominee for election as a director of the Company unless nominated or supported by a majority of the Company's Board of Directors;

     (iii)     Board Nominees and Proposals. The Shareholders and each Shareholder individually hereby agree to vote all of the shares of Common Stock which they directly or indirectly beneficially own and have voting power over in favor of (i) nominees to the Board of Directors of the Company recommended by the board and (ii) proposals submitted to the Company’s shareholders which have been approved by a majority of the Company’s Board of Directors, with the exception of any new stock compensation plans or amendments to any existing stock compensation plans, other than tax-qualified plans.

          (iv)     Solicitations. Neither the Shareholders nor any Shareholder individually will solicit proxies or written consents or assist or participate in any other way, directly or indirectly, in any solicitation of proxies or written consents, or otherwise become a “participant” in a “solicitation,” or assist any “participant” in a “solicitation” (as such terms are defined in Instruction 3 of Item 4 of Schedule 14A and Rule 14a-1 of Regulation 14A, respectively, under the Securities Exchange Act of 1934) in opposition to any recommendation or proposal of the Company's Board of Directors, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of (or the execution of a written consent in respect of) the Company's Common Stock, or execute any written consent in lieu of a meeting of the holders of the Company's Common Stock or grant a proxy with respect to the voting of the capital stock of the Company to any person or entity other than the Board of Directors of the Company;

          (v)     No Company Transaction Proposals. Neither the Shareholders nor any Shareholder individually will (A) propose or seek to effect a merger, consolidation, recapitalization, reorganization, sale, lease, exchange or other disposition of substantially all the assets of, or other business combination involving, or a tender or exchange offer for securities of, the Company or the Bank or any material portion of the Company's or the Bank's business or assets or any other type of transaction that would result in a change in control of the Company (any such action described in this clause (A) is a “Company Transaction Proposal”), (B) seek to exercise any control or influence over the management of the Company or the Boards of Directors of the Company or the Bank or any of the businesses, operations or policies of the Company or the Bank; provided, however, that Mr. Friedman, in his capacity as a director of the Company and the Bank, shall not be restricted or limited in his ability to take action to fulfill his fiduciary duties as a director, (C) other than a presentation to the Company's Board of Directors, present to the Company, its shareholders or any third party any proposal constituting or that could reasonably be expected to result in a Company Transaction Proposal, or (D) seek to effect a change in control of the Company. None of the foregoing restrictions shall prevent the Shareholders from engaging in the foregoing restricted actions if any such action is supported by a majority of the Company's Board of Directors. In addition, the Shareholders and each Shareholder individually will not:

a.     publicly suggest or announce their willingness or desire to engage in a transaction or group of transactions or have another person engage in a transaction or group of transactions that would constitute or could reasonably be expected to result in a Company Transaction Proposal or take any action that might require the Company to make a public announcement regarding any such Company Transaction Proposal unless such action is supported by a majority of the Company's Board of Directors; or

b.     initiate, request, induce, encourage or attempt to induce or give encouragement to any other person (other than to members of the Company's Board of Directors) to initiate any proposal constituting or that can reasonably be expected to result in a Company Transaction Proposal, or otherwise provide assistance to any person who has made or is contemplating making, or enter into discussions or negotiations with respect to, any proposal constituting or that can reasonably be expected to result in a Company Transaction Proposal; and

          (vi)     Sale of 1% or More of Company Common Stock; Sale to a 5% Shareholder. In the event that at any time from the date of this Agreement and through the Term of this Agreement, the Shareholders intend to sell 1% or more of the Company's outstanding Common Stock, based on the Company's most recent public filing, in a block trade, in a private sale or in the open market, or the Shareholders intend to sell shares of Company Common Stock to any person the Shareholders believe, after reasonable inquiry, would beneficially own immediately after any such sale or transfer more than 5% of the outstanding shares of the Company Common Stock, the Shareholders will provide written notice to the Company of such intent, which notice shall include the proposed sale price, and the Company shall then have the right to purchase the Common Stock from the Shareholders at the proposed sale price (“Right of First Refusal”). Within two (2) business days following receipt of written notice from the Shareholders, the Company will provide written notice to the Shareholders as to whether or not the Company will exercise its Right of First Refusal. The Company can exercise its Right of First Refusal in full or in part in its sole discretion. If the Company chooses to exercise the Right of First Refusal in full or in part, settlement of the purchase of the shares being sold by the Shareholders pursuant to the Right of First Refusal will be within three (3) business days of such exercise, with payment by wire transfer to an account identified by the Shareholders. If the Company does not choose to exercise the Right of First Refusal, or does not respond to the notice within two (2) business days, then the selling Shareholder shall be free to sell the shares to the third party.

     4.     Public Statements; Litigation. During the term of this Agreement, no party to this Agreement shall cause, discuss, cooperate or otherwise aid in the preparation of any press release or other publicity other than filings required by securities laws, concerning any other party to this Agreement or its operations without prior approval of such other party unless required by law, in which case notice of such requirement shall be given to the other party; and provided there has been no material breach of this Agreement by the Company or the Bank, none of the Shareholders shall, directly or indirectly:

(a)     make any statement, public or otherwise, in opposition to, or that would reflect negatively against, the Company, the Bank, the Board of Directors of the Company or the Bank, or any of the directors or officers of the Company or the Bank;

(b)     directly or indirectly participate or act in concert with any affiliate, group or other person to participate, by encouragement or otherwise, in any litigation against or derivatively on behalf of the Company or the Bank, or any of their respective officers or directors; or

(c)     provide, or act in concert with any person to provide, any funds, services or facilities to any person in support of any activity by such person that would be a violation of their covenants under the provisions of this Section 4 if undertaken by any of them. In addition, during the term of this Agreement, provided there has been no material breach of this Agreement by the Shareholders or any Shareholder, neither the Company nor any officer or director of the Company shall make any statement, public or otherwise, in opposition to, or that would reflect negatively against the Shareholders or any Shareholder, nor directly or indirectly participate or act in concert with any affiliate, group or other person to participate, by encouragement or otherwise, in any litigation against or derivatively on behalf of Shareholders or any Shareholder individually.

     5.     Remedies. The Company, the Bank and the Shareholders acknowledge and agree that a breach or threatened breach by any party may give rise to irreparable injury inadequately compensable in damages, and accordingly each party shall be entitled to injunctive relief to prevent a breach of the provisions hereof and to enforce specifically the terms and provisions hereof in any state or federal court having jurisdiction, in addition to any other remedy to which such aggrieved party may be entitled to at law or in equity. Notwithstanding any other provision contained herein, a specific remedy that will be available to the Company and the Bank is that in the event any Shareholder does not vote in favor of management's nominees during the term of this Agreement, at the request of the Company's and the Bank’s Board of Directors, Mr. Friedman shall resign from the Boards of Directors of the Company and the Bank immediately following the related Annual Meeting of Shareholders of the Company. In the event either party institutes any legal action to enforce such party's rights under, or recover damages for breach of, this Agreement, the prevailing party or parties in such action shall be entitled to recover from the other party or parties all reasonable costs and expenses, including but not limited to actual attorneys' fees, court costs, witness fees, disbursements and any other expenses of litigation or negotiation incurred by such prevailing party or parties.

     6.     Term. This Agreement shall terminate as of June 30, 2011, or if earlier, the date on which any of the following occurs: (i) the Company ceases to exist by reason of merger, sale of assets, liquidation, exchange of shares, or otherwise, or (ii) Mr. Friedman ceases to be a member of the Company’s or the Bank’s Board of Directors other than by reason of his personal resignation (including any resignation pursuant to Section 5 above), provided that this Agreement shall remain in effect if the Company's and the Bank’s Boards of Directors agree to appoint Mr. Timyan, or a representative of Mr. Timyan acceptable to the Company, to fill Mr. Friedman's vacancy on the Board of Directors for the remainder of Mr. Friedman’s term. If Mr. Friedman voluntarily resigns as a director of the Company and/or the Bank (including any resignation pursuant to Section 5 above) or voluntarily takes any other action resulting in him no longer being a director of the Company and/or the Bank, then this Agreement shall continue to remain in effect for its remaining term.

     7.     Notices. All notice requirements and other communications shall be deemed given when delivered or on the third succeeding business day after being mailed by registered or certified mail, return receipt requested, addressed to the Shareholders and the Company and the Bank below:

Shareholders:	Martin S. Friedman FJ Capital Long/Short Equity Fund LLC 2107 Wilson Blvd. Arlington, Virginia 22201 Facsimile:
Philip J. Timyan Riggs Qualified Partners, LLC 4324 Central Avenue Western Springs, Illinois 60558
With a copy to:	J. Brennan Ryan, Esq. Nelson Mullins Riley & Scarborough LLP Atlantic Station 201 17th Street, NW, Suite 1700 Atlanta, Georgia 30363 Facsimile: 404-322-6050
The Company and the Bank:	Bruce A. Scott, Esq. Executive Vice President Guaranty Savings Bank 3798 Veterans Blvd. Metairie, Louisiana 70002 Facsimile: 504-883-5544
With a copy to:	Raymond A. Tiernan, Esq. Eric M. Marion, Esq. Elias, Matz, Tiernan & Herrick L.L.P. 734 15th Street, N.W., 11th Floor Washington, D.C. 20005 Facsimile: 202-347-2172

     8.     Reimbursement of Expenses. The Company shall, within five (5) business days of submission by the Shareholders of reasonable documentation, reimburse the Shareholders for all legal fees and expenses, up to $15,000 in the aggregate, incurred in connection with their activities with respect to the Company since January 1, 2009. Such invoices need not include any detail that may be deemed to waive the attorney-client privilege between any Shareholder and its counsel.

     9.     Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions of the parties in connection therewith not referred to herein.

     10.     Counterparts; Facsimile. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, and signature pages may be delivered by facsimile, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

     11.     Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

     12.     Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Louisiana, without giving effect to its principles of conflicts of laws.

     13.     Severability. If any term, provision, covenant or restriction of this Agreement is held by any governmental authority or a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     14.     Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and assigns, and transferees by operation of law, of the parties.

     15.     Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

     16.     Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

     17.     Further Action. Each party agrees to execute any and all documents, and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

[Remainder of this page intentionally left blank.]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

GS FINANCIAL CORP.

By: /s/ Albert J. Zahn, Jr.
Albert J. Zahn, Jr.
Chairman of the Board

GUARANTY SAVINGS BANK

By: /s/ Albert J. Zahn, Jr.
Albert J. Zahn, Jr.
Chairman of the Board

RIGGS QUALIFIED PARTNERS, LLC

By: /s/ Philip J. Timyan
Name: Philip J. Timyan
Its: Managing Member

PHILIP J. TIMYAN

By: /s/ Philip J. Timyan
Philip J. Timyan

FJ CAPITAL LONG/SHORT EQUITY FUND LLC

By: /s/ Martin S. Friedman
Name: Martin S. Friedman
Its: Managing Member

MARTIN S. FRIEDMAN

By: /s/ Martin S. Friedman
Martin S. Friedman

April 3, 2009

Board of Directors
GS Financial Corp.
3798 Veterans Memorial Boulevard
Metairie, Louisiana 70002

Dear Members of the Board of Directors:

     By this letter, I am hereby withdrawing my name from consideration as a nominee to the Board of Directors of GS Financial Corp. and withdrawing the letters dated February 19, 2009 and March 10, 2009 addressed to the members of the Board and Mr. Zahn, Chairman of the Board, respectively.

Sincerely,

/s/ Donald C. Scott

Donald C. Scott